AMENDED AND RESTATED
COLLATERAL INSTALLMENT NOTE

$5,405,330.86 February 27, 2007

FOR VALUE RECEIVED, PAC-WEST TELECOMM, INC., a corporation organized and existing under the laws of the State of California ("Customer") hereby promises to pay to the order of **MERRILL LYNCH CAPITAL, a division of MERRILL LYNCH BUSINESS FINANCIAL SERVICES INC.**, a corporation organized and existing under the laws of the State of Delaware ("MLC"), in lawful money of the United States, the principal sum of Five Million Four Hundred Five Thousand Three Hundred Thirty and 86/100 Dollars ($5,405,330.86), or if more or less, the aggregate amount advanced by MLC to Customer pursuant to the Loan Agreement (the "Loan Amount"); together with interest on the unpaid balance of the Loan Amount, from the Closing Date until payment, at the Interest Rate, as follows:

1. DEFINITIONS.

(a) In addition to terms defined elsewhere in this Note, as used herein, the following terms shall have the following meanings:

(i) "Closing Date" shall mean the date the funds are advanced or deemed advanced hereunder.

(ii) "Excess Interest" shall mean any amount or rate of interest (including the Default Rate and, to the extent that they may be deemed to constitute interest, any prepayment fees, late charges and other fees and charges) payable, charged or received in connection with any of the Loan Documents which exceeds the maximum amount or rate of interest permitted under applicable law.

(iii) "Interest Rate" shall mean a rate equal to 9.11% per annum.

(iv) "Loan Agreement" shall mean that certain **AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT** dated as of the date hereof between Customer and MLC, as the same may have been or may hereafter be amended or supplemented.

(v) "Note" shall mean this **AMENDED AND RESTATED COLLATERAL INSTALLMENT NOTE**.

(b) Capitalized terms used herein and not defined herein shall have the meaning set forth in the Loan Agreement. Without limiting the foregoing, the terms "Loan Documents", "Bankruptcy Event" and "Event of Default" shall have the respective meanings set forth in the Loan Agreement.

2. **PAYMENT AND OTHER TERMS.** Customer shall pay the indebtedness under this Note in 30 consecutive monthly installments commencing on the Closing Date and continuing on the first day of each calendar month thereafter until this Note shall be paid in full. Each such installment shall be in the amounts listed below which will fully amortize the Loan Amount with accrued interest in equal monthly installments over a term of 30 months:

(i) $75,000 on March 1, 2007;

(ii) $75,000 on the first day of each of the next 14 calendar months following the Closing Date; and

(iii) thereafter, $125,000 on the first day of each of the next 14 calendar months (through and including July 1, 2009), with the final balance, including (i) all accrued and unpaid interest thereon and (iii) all of MLC costs and expenses (including reasonable fees and expenses of MLC's attorneys and accountants, other than such fees and expenses paid on or prior to the Closing Date in connection with the execution of the Restructuring Agreement, the Loan Agreement or this Note) of enforcing this Note, due and payable in full on August 1, 2009.

Each payment received hereunder shall be applied *first* to any fees and expenses of MLC payable by Customer under the terms of the Loan Agreement (including, without limitation, late charges), *next* to accrued interest at the Interest Rate, *with the balance* applied on account of the unpaid principal hereof or in such other manner as the holder hereof may from time to time hereinafter determine for the allocation of such payments thereof. Any part of the principal hereof or interest hereon or other sums payable hereunder or under the Loan Agreement not paid within five (5) days of the applicable due date shall be subject to a late charge equal to the lesser of (i) 5% of the overdue amount, or (ii) the maximum amount permitted by law. All interest shall be computed on the basis of actual days elapsed over a 360-day year.

Customer, without premium or penalty, may prepay this Note in whole or in part at any time and from time to time.

This Note is the Amended and Restated Collateral Installment Note referred to in, and is entitled to all of the benefits of the Loan Agreement and any Loan Documents. If Customer shall fail to pay when due any installment or other sum due hereunder, and any such failure shall continue for more than five (5) Business Days from the due date, or if any other Event of Default shall have occurred and be continuing, then at the option of the holder hereof (or, upon the occurrence of any Bankruptcy Event, automatically, without any action on the part of the holder hereof), and in addition to all other rights and remedies available to such holder under the Loan Agreement, any Loan Documents, and otherwise, the entire Loan Amount at such time remaining unpaid, together with accrued interest thereon and all other sums then owing by Customer under the Loan Agreement, may be declared to be and thereby become immediately due and payable.

It is expressly understood, however, that nothing contained in the Loan Agreement, any other agreement, instrument or document executed by Customer, or otherwise, shall affect or impair the right, which is unconditional and absolute, of the holder hereof to enforce payment of all sums due under this Note at or after maturity, whether by acceleration or otherwise, or shall affect the obligation of Customer, which is also unconditional and absolute, to pay the sums payable under this Note in accordance with its terms. Except as otherwise expressly set forth herein or in the Loan Agreement, Customer hereby waives presentment, demand for payment, protest and notice of protest, notice of dishonor, notice of acceleration, notice of intent to accelerate and all other notices and formalities in connection with this Note.

Wherever possible each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Note. Notwithstanding any provision to the contrary in this Note, the Loan Agreement or any of the Loan Documents, no provision of this Note, the Loan Agreement or any of the Loan Documents shall require the payment or permit the collection of any Excess Interest. If any Excess Interest is provided for, or is adjudicated as being provided for, in this Note, the Loan Agreement or any of the Loan Documents, then: (a) Customer shall not be obligated to pay any Excess Interest; and (b) If any Excess Interest is provided for, or is adjudicated as being provided for, in, then: (i) Customer shall not be obligated to pay any Excess Interest; and (ii) any Excess Interest that MLC may have received under any of the Loan Documents shall, at the option of MLC, be applied as a credit against the then unpaid principal balance of this Note, or accrued interest hereon not to exceed the maximum amount permitted by law or refunded to the payor thereof.

Upon the occurrence and during the continuance of any Event of Default, but without limiting the rights and remedies otherwise available to MLC hereunder or waiving such Event of Default, the interest payable by Customer hereunder shall at the option of MLC accrue and be payable at the Default Rate. The Default Rate, once implemented, shall continue to apply to the Obligations under this Note, the Loan Agreement or any of the Loan Documents and be payable by Customer until the date MLC gives written notice (which shall not be unreasonably delayed or withheld) that such Event of Default has been cured to the satisfaction of MLC. This Note shall be construed in accordance with the laws of the State of Illinois and may be enforced by the holder hereof in any jurisdiction in which the Loan Agreement may be enforced.

THIS NOTE SUPERSEDES, AMENDS AND RESTATES THAT CERTAIN (I) COLLATERAL INSTALLMENT NOTE DATED MAY 21, 2004 IN THE ORIGINAL PRINCIPAL AMOUNT OF TWO MILLION FOUR HUNDRED THOUSAND EIGHT HUNDRED EIGHTY SEVEN AND 18/100 DOLLARS ($2,400,887.18) ("MAY 2004 NOTE"), (II) COLLATERAL INSTALLMENT NOTE DATED JULY 2, 2004 IN THE ORIGINAL PRINCIPAL AMOUNT OF TWO MILLION NINE HUNDRED NINETY SIX THOUSAND FOUR HUNDRED FORTY FIVE AND 82/100 DOLLARS ($2,996,445.82) ("JULY 2004 NOTE"), (III) COLLATERAL INSTALLMENT NOTE DATED MAY 27, 2005 IN THE ORIGINAL PRINCIPAL AMOUNT OF ONE MILLION NINE HUNDRED FORTY NINE THOUSAND NINETY AND 94/100 DOLLARS ($1,949,090.94) ("MAY 2005 NOTE") AND (IV) COLLATERAL INSTALLMENT NOTE DATED NOVEMBER 30, 2005 IN

THE ORIGINAL PRINCIPAL AMOUNT OF FOUR MILLION FOUR HUNDRED SEVENTY FOUR THOUSAND, FIVE HUNDRED EIGHTY EIGHT AND 64 /100 DOLLARS ($4,474,588.64) ("<u>NOVEMBER 2005 NOTE</u>" AND TOGETHER WITH THE MAY 2004 NOTE, JULY 2004 NOTE AND MAY 2005 NOTE, THE "<u>ORIGINAL NOTES</u>"). THIS NOTE IS ISSUED IN SUBSTITUTION AND REPLACEMENT OF THE ORIGINAL NOTES AND NOT IN PAYMENT THEREOF, AND ANY AND ALL AMOUNTS OUTSTANDING PURSUANT TO SUCH ORIGINAL NOTES, INCLUDING, WITHOUT LIMITATION, ALL ACCRUED AND UNPAID INTEREST, SHALL BE EVIDENCED HEREBY AND PAID IN ACCORDANCE WITH THE TERMS HEREOF. IN NO EVENT SHALL THIS NOTE BE DEEMED TO CONSTITUTE A NOVATION OF THE ORIGINAL NOTES OR A DISCHARGE OF THE INDEBTEDNESS EVIDENCED THEREBY.

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IN WITNESS WHEREOF, this Note has been executed by Customer as of the day and year first above written.

PAC-WEST TELECOMM, INC.

By:

      Signature   /s/ Michael L. Sarina

      Printed Name   Michael L. Sarina

      Title   Chief Financial Officer